Mail Stop 3561

February 16, 2010

Ms. Brenda Webb
Acting Interim CEO/President
International Paintball Association, Inc.
501 Trophy Drive, Suite 314, PMB 106
Trophy Club, TX 76262

Re:	**International Paintball Association, Inc.**
	Amendment No. 2 to the Registration Statement on Form 10
	Filed January 27, 2010
	File No. 000-53464

Dear Ms. Webb:

      We have reviewed your responses to our letter dated May 14, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of your document filed on EDGAR.

General

1. We note your response to prior comment 1 and reissue. Your amended registration statement as filed on EDGAR still contains references to staff comments.

Description of Business Plan, page 2

2. Refer to the fifth sentence of the first paragraph of this section. Please update to disclose whether these standards have been adopted, and if not, disclose the status of your efforts to draft standards.

3. We note your response to our prior comments 3 and 4. We further note that while your plan to become a sanctioning paintball body may provide you competitive edge, you are not currently a sanctioning body. Please revise to briefly clarify what you believe to be your competitive advantage given that it may take years before you become a recognized "sanctioning body." Revise the competition sections in this manner as well.

4. We note your response to prior comment 13. Please revise to disclose the amount you have budgeted for strategic web advertising expenditures.

5. Please revise to state who are your "paintball industry contacts" and disclose if there will be material costs to establishing these cross-marketing relationships.

6. Please revise to disclose that your registration statement has been automatically declared effective and that you are now required to comply with reporting obligations under the federal securities laws.

International Paintball Association's Proposed Line of Business, page 3

7. We note your response to prior comment 5 and reissue. Even if you are not formally recognized as a "sanctioning body" of paintball, we expect that you should be able to explain how you will determine that you have accomplished your goal. If you believe that you will be the "de facto" sanctioning body once a certain number of parks have adopted your rules, revise to state that number. If there are other factors for you to determine whether you have accomplished your goals of becoming a sanctioning body, please state.

8. Please revise to provide context for the tabular presentation on page 4 by explaining why the segment percentages are changing from month to month in the amounts that are presented.

9. Please reconcile the statement that you "are primarily a service provider" with the tabular presentation showing that service revenue is less than twenty percent of your total revenues in the twelve months after you commence operations.

10. We note disclosure in the last full paragraph on page 4 that you have product lists and order information for three product lines but "have not ordered any at this time because [you] want to coordinate with [y]our other activities." Revise to disclose the three product lines and explain when you plan on placing orders for such products. If there are milestones that must be reached before such placement of orders, disclose such.

11. Given that you have been incorporated since 2004 and already have products available for sale on your website, revise to explain what you believe the barriers are to generating revenues at the present time, and explain how you believe your business plan will address these barriers. Also disclose whether members have signed up.

12. Also, please revise to briefly explain why you believe consumers are likely to purchase your IPA-logo product before you will have established IPA as a recognized sanctioning body.

13. Please revise to describe what efforts you are currently making to obtain capital to fund your operations since it appears that you are seeking to obtain $1,500,000 in the next 12-18 months.

Organizational Timeline IPA, page 6

14. We note your response to our prior comment 7. Please clarify by footnote the significance of the number of "X"s that appears in a particular row. Also, clarify which tasks are contingent on the completion of preceding tasks.

15. Please consider revising the table to incorporate a presentation of your estimated expenditures, to the extent material, for each task and by timeframe. This would allow investors to assess the impact on your business if you are unable at a given point in time to raise the full amount of funds you believe you need.

Affiliations with Parks & Facilities, page 11

16. We note your response to our prior comment 17 and reissue in part. Please revise to clarify whether you have conducted the market surveys referenced on page 11. Also, disclose whether you have identified parks and facilities that you will seek to affiliate with your future operations.

17. Refer to the first paragraph of this section. Please clarify whether you are referring to membership fees or the fees you would pay to the parks for use of their facilities. Also, revise to disclose why you are unable to determine at this time the amount of fees.

Spectator Revenue Goal, page 11

18. Please clarify whether the "spectator" revenues will come from spectator fans or players, or both.

Competitive Strengths, page 13

19. Refer to the third sentence of the paragraph under this section. We note that you claim to be the pioneer of large-scale paintball organization. However, your disclosure elsewhere suggests that this is your ultimate aspiration and that you are currently not regarded as a paintball sanctioning body or leader of the field. Please revise accordingly.

Pricing Strategy, page 14

20. Please revise to discuss how your proposed annual fees compare with current industry prices.

Promotion Strategy, page 14

21. We note your revised disclosure in the second paragraph. Please revise to better explain to investors your business model as it relates to your affiliations with parks and facilities. It appears from your disclosure that you intend to charge parks and facilities to host IPA-sponsored events. It is unclear from your disclosure what incentive the facilities would have to pay fees to you for the privilege of hosting your events. Rather, it would seem that you would pay fees to the facilities; much like a professional sports team makes lease payments to host games at its' "home" stadium. Revise accordingly or advise.

Sales Strategy, page 15

22. We note your revised disclosure. Describe your "inside sales" model and clarify to explain what you mean by "limited use of inside sales . . . ."

Risk Factors, page 17

We Are a Public Company With Significant Annual Expenses, page 18

23. Revise to also disclose, if true, that your officers and directors do not have any experience managing a public company and describe the attendant risks.

We May Be Exposed to Risks of Borrowing, page 18

24. We note your revised disclosure that some notes payable may be due "at the time of this filing." If you are past due on notes payable, or any other debt obligation, revise to quantify the amount and disclose whether you have taken steps to remedy the default. Revise your liquidity section in this manner as well.

We Have Convertible Debt Which is Convertible into Our Common Stock, page 19

25. Disclose the approximate number of shares of your common stock that may be converted from your convertible debt.

We Are Subject to General Economic Conditions, page 19

26. We note your response to prior comment 21. Further revise the last paragraph of the risk factor to disclose whether the current economic environment *has* affected your operations.

Plan of Operations, page 24

27. Please revise the table to include a breakdown of pro-rated amounts that you have disclosed in the narrative that follows.

28. Since it appears you will seek an additional $1,500,000 in capital in the next 12-18 months, please add a table presenting a breakdown of those proceeds.

29. Please reconcile the narrative description of your monthly activities with the chart that appears on page 6. For example, you state that in "month one" you will seek to hire industry consultants, but it appears from the chart on page 6 you will not engage a management team until middle 2011.

30. Please limit the use of jargon such as "viral marketing" and "cross-sell" and "up-sell" by revising throughout to explain your marketing strategies in plain English.

Results of Operations, page 28

31. Please revise throughout to clarify your explanations for why amounts changed from period to period. For instance, as disclosure now reads, your net loss increased for the three months ended September 30, 2009 compared with the three months ended September 30, 2008 because your operational expenses decreased and your interest expense decreased. Please revise or tell us what you mean by this statement.

Liquidity and Capital Resources, page 30

32. We note your response to our prior comment 26; however, we reissue in part. We are unable to locate material loan agreements filed as exhibits as requested in our prior comment. Please file all material agreements as exhibits or advise why you do not believe they should be filed.

33. Also, explain what you mean by the statement that IPA "believes portion [of the convertible note] can be converted." If there are conditions to the convertibility of such notes, disclose such conditions.

Biographical Information, page 34

34. Please revise to remove marketing language such as "extensive" background and "active" investor. We note your response to comment 35 of our letter dated November 12, 2008.

Item 6. Executive Compensation, page 37

35. Please revise to include executive compensation disclosure for the 2009 fiscal year or advise.

36. We note your response to prior comment 30. Where your officers received compensation for both their service as officers and their service as directors,

please clarify how much they were paid for each service. For example, it is unclear whether Ms. Gibbons compensation represents $1,250 of directors' fees, $1,250 of consulting fees at $50 per hour, or a combination of the above.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3642 with questions regarding the non-financial statement disclosures and related matters.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Via facsimile (303) 431-1567
        Michael A Littman, Esq.